Filed by Dataram Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dataram Corporation

Commission File No. 333-215385

Dataram Announces Special Meeting of Shareholders and Shareholder Letter

Princeton, NJ, March 9, 2017 — Dataram Corporation [NASDAQ: DRAM] has announced a Special Meeting of Shareholders to be held at the offices of Sichenzia Ross Ference Kesner LLP at 61 Broadway 32nd floor NY, NY 10006 on March 30, 2017 at 10:00 a.m. EDT. The notice of Special Meeting and proxy statement/prospectus and a Letter to the Shareholders from Dataram’s Chairman and CEO, Dave Moylan, can be found on the Company’s website at http://corporate.dataram.com/company-info/investor-relations/financial-releases-and-info. Shareholders may also obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting the Chief Executive Officer of Dataram Corporation, 777 Alexander Road, Suite 100, Princeton, New Jersey 08540 or by calling (609) 799-0071.

Our shareholder letter follows in its entirety.

Dear Fellow Dataram Shareholders:

As I have done periodically, I would like to take this opportunity to provide you with an update on the business and direction of our Company, and in doing so, also ask for your support.

A little over two years ago, we re-focused Dataram to concentrate on what it does best, and has done extremely well, since incorporating in 1967 — delivering customized memory solutions into complex technical environments for our business customers around the globe. Throughout this period, our customers have continuously reaffirmed that Dataram’s efforts to deliver solutions that provide the lowest cost of ownership in a consistent and service-oriented manner are what they value most.

As we refocused, we embarked on a journey to aggressively streamline operations to establish the foundation for global growth and afford us optimum strategic flexibility, while maximizing shareholder value. On our journey, we made many difficult, but necessary decisions to ensure the Company remained viable and relevant. We reset the business strategy, improved Corporate Governance to provide transparency and accountability at all levels, transformed our go-to-market efforts and established powerful market touch points, focused on and improved talent management, and improved financial performance, while significantly reducing operational costs to deliver quantifiable bottom line improvements, establish a leaner, more flexible workforce, facilitate partnerships, and support M&A efforts.

Of all these efforts, improving financial performance has proven most challenging. The business environment for enterprise memory solutions has remained as volatile and competitive as it has ever been, and Dataram continues to operate in a market driven by technical product standardization, supplier and manufacturer consolidation, and continuous technology advancements.

While our size is an advantage, affording us an entrepreneurial nimbleness to address challenges the larger players may not possess, we remain constrained in that while we can quickly respond to changes, we do not have the deep pockets many of our much larger competitors have. We are also subject to extreme price fluctuations in our raw materials, which ranged from significant decreases in 2015 to steep increases in 2016. To address this challenge, business diversification and growth through acquisition have become increasingly attractive and viable strategic options and we have focused on and evaluated several potential acquisitions to help us grow and diversify business risks across sectors.

Diversification and Growth Through Acquisition

In May 2016, we identified U.S. Gold Corp., a U.S. based exploration company, as an acquisition candidate, intended to accelerate our existing strategy of growth and diversification. In evaluating the acquisition, we considered Dataram’s financial situation combined with the market for our products and services and projected organic growth, and determined that the entry into the natural resources segment represented a market opportunity that would diversify the Company’s business model and thereby potentially mitigate risk associated with focusing on one industry. It would also potentially increase the overall value of the Company given U.S. Gold’s two specific projects – Copper King and Keystone - and the promising industry analysis regarding the value of gold.

The Copper King property located in southwest Wyoming has a Net Present Value (NPV) of $160 million based on measured, indicated, and inferred resources of 1.1 million oz. of gold and 285 million lbs. of copper as presented in a Preliminary Economic Assessment (PEA) by Mine Development Associates (MDA). The Keystone Project, located in North Central Nevada, on the Cortez Trend, consists of 377 unpatented lode mining claims representing approximately 7,500 acres or 11-12 square miles. In mining terms, Keystone represents a large, district scale opportunity.

While the memory business and junior mining business have different business models and risk profiles, and also operate in different markets (suppliers, customers), the combination of the two businesses potentially mitigates sector specific exposure and associated risks. Furthermore, the potentially strengthened balance sheet of the combined organization resulting from U.S. Gold having more than $9M in net assets provides the combined entity a strong financial footing from which to grow.

Upon closing of the transaction, Dataram will operate as a single entity with two reporting businesses – a junior mining business and a computer memory business. While each of these businesses will be operated and managed independent of one another, they will share common resources and functions to include, without limitation: human resources, legal, facilities, back office operations and administrative support. The sharing of common functions and resources will be of mutual operational and financial benefit. While each business will report as separate business into the parent entity (Dataram), the combined organization will be led by an experienced senior management team with representation from each of the current management teams of Dataram and U.S. Gold, and the Board of Directors will also have representation from each of the current Boards of Directors of Dataram and U.S. Gold.

Dataram’s Board will also declare a special dividend for the shareholders of record as of no less than five (5) business days prior to closing. This means the Company shareholders of this record date will receive a special dividend from the net proceeds should the Board elect to divest the memory business within eighteen (18) months of the Closing Date of the U.S. Gold acquisition. While there is no current plan to divest, should this become a future consideration, the intent is to ensure the benefit is received by, and only by, the pre-close shareholders.

Both Dataram’s management and Board believe this acquisition represents a tremendous diversification opportunity that is economically viable and energizing, given the overall landscape and market opportunity within natural resources, and that the combination of the companies will generate significant value for our shareholders.

The Proxy – We Are Asking for Your Support on Three Items

In this proxy, there are three items we are asking you for your support for and approval of. They are:

1.	Approval of the merger and the issuance of the merger consideration;

2.      Approval of the certificate of amendment to Dataram’s Articles of Incorporation to increase its authorized Common Stock and Preferred Stock; and

3.	Granting Dataram’s Board the authority to implement a reverse split of its common stock within a range of 1 for 2 and 1 for 10.

ROTH Capital Partners LLC, a full service investment banking firm, was retained by Dataram. They reviewed the terms of the acquisition and deemed the terms as fair. The amendment to increase our capital stock gives Dataram the ability to complete the transaction and ensure we have sufficient stock available to issue the merger consideration and further support the Company’s pursuit of future growth opportunities. Important to note is that the increase in capital stock is, in and of itself, not dilutive. The approval of a reverse split is necessary to ensure the Company meets the listing requirements after closing of the transaction and maintains compliance with listing requirements of the NASDAQ Stock Market LLC.

In Closing

Between May 2008 and April 2015, Dataram lost an average of $4.7 million per year. This was a bleak period in the Company’s otherwise respectable history. In January 2015, we took immediate, decisive, and aggressive actions to significantly improve business performance. We established a strong foundation from which to grow, while simultaneously reigniting the entrepreneurial spirit upon which the Company was founded nearly 50 years ago.

As we have transformed, we have looked at numerous opportunities to diversify our business, grow the Company, and increase the value delivered to shareholders. Dataram’s proposed acquisition of U.S. Gold is intended to accomplish our diversification and growth objectives while also improving the value delivered to you, our shareholders.

In 2015, I said it was “darkest before the dawn, and the dawn has started to break. We believe our best days are ahead of us.” Our best days have arrived and with your approval, begin today.

Thank you for your continued support.

~ Dave

David A. Moylan

Chairman and Chief Executive Officer

About Dataram Corporation

Dataram is an independent manufacturer of memory products and provider of performance solutions that increase the performance and extend the useful life of servers, workstations, desktops and laptops sold by leading manufacturers such as Dell, Cisco, Fujitsu, HP, IBM, Lenovo and Oracle. Dataram's memory products and solutions are sold worldwide to OEMs, distributors, value-added resellers and end users. Additionally, Dataram manufactures and markets a line of Intel Approved memory products for sale to manufacturers and assemblers of embedded and original equipment. 70 Fortune 100 companies are powered by Dataram. Founded in 1967, the Company is a US based manufacturer, with presence in the United States, Europe and Asia. For more information about Dataram, visit www.dataram.com.

Safe Harbor

Matters discussed herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words "anticipate," "believe," "estimate," "may," "intend," "expect" and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These risks include, but are not limited to, risks and uncertainties associated with the price of the Company's common stock and its ability to satisfy the continued listing standards of The NASDAQ Stock Market, the impact of economic, competitive and other factors affecting the Company and its operations, markets, products, changes in the price of memory chips, changes in the demand for memory systems, increased competition in the memory systems industry, order cancellations, delays in developing and commercializing new products, the successful acquisition of U.S. Gold Corp., risks related to U.S. Gold Corp., faced by junior exploration companies generally engaged in pre-production activities; maintenance of important business relationships; and other factors described in the Company's most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including the Risk Factors with respect to U.S. Gold contained in the Current Report on Form 8-K filed on November 29, 2016, with the Securities and Exchange Commission, which can be reviewed at www.sec.gov. The Company has based these forward-looking statements on its current expectations and assumptions about future events. While management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory, and other risks, contingencies, and uncertainties, most of which are difficult to predict and many of which are beyond the Company's control. The Company does not assume any obligations to update any of these forward-looking statements.

Source: Dataram Corporation

For additional information, please contact:

Dataram Contact:

Jeffrey Goldenbaum
Director, Marketing

609-799-0071
info@dataram.com